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For Immediate Release
August 14, 2003

DRAXIS Health Reports Second Quarter Results

Revenues up 21%; net income $0.02 per share

        MISSISSAUGA, ONTARIO, August 14, 2003—DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) reported operating results for the second quarter of 2003 ended June 30, 2003. All amounts are expressed in US dollars.

        Revenues from continuing operations in the second quarter were $11.8 million, up 20.9% from the 2002 second quarter. Six month revenues in 2003 were $21.8 million or 9.6% ahead of the first half of 2002. Net income from continuing operations for the second quarter was $0.7 million, ($0.02 per share) and for the first six months was $1.5 million ($0.04 per share). EBITDA (pre R&D), for the three and six-month periods of 2003 increased 53.6% and 18.2% over the corresponding 2002 periods to $2.4 million and $4.7 million respectively.

FINANCIAL HIGHLIGHTS
(thousands of U.S. dollars except per share amounts and in accordance with U.S. GAAP)
(unaudited)

	2003		2002
	Q2	Q1	Q4	Q3	Q2
From Continuing Operations[1]
Revenues	$11,765	$10,078	$9,836	$8,872	$9,730

EBITDA[2] (pre-R&D)	2,411	2,300	1,893	1,818	1,570
R&D	(395)	(294)	(324)	(805)	(405)

EBITDA[2]	2,016	2,006	1,569	1,013	1,165

Net Income (Loss)
From Continuing Operations	723	806	975	535	531
From Discontinued Operations	103	4,204	(266)	(143)	(229)

	$826	$5,010	$709	$392	$302

Basic Income (Loss) Per Share
From Continuing Operations	$0.019	$0.022	$0.026	$0.014	$0.014
From Discontinued Operations	0.003	0.113	(0.007)	(0.004)	(0.006)

	$0.022	$0.135	$0.019	$0.010	$0.008

The results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations with the exception of revenues and expenses related to Alertec®.

Income from continuing operations before interest, income taxes, minority interest and depreciation and amortization. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance. Such measures should not be construed as the equivalent of net cash flows from operating activities.

        "Our financial results for the second quarter 2003 demonstrated solid growth in revenues, significantly better margins and increased net income versus the same period last year as a direct result of the ramp up in shipments of sterile products from DRAXIS Pharma to international markets and new radioiodine products to the U.S.," said Dr. Martin Barkin, President and CEO of DRAXIS. "Second quarter operating performance was a substantial improvement over the first quarter of this year, excluding the recognition in the first quarter of previously deferred BrachySeed® revenue. Operating cash flow, before changes in non-financial working capital, was positive in this second quarter and this is a good indication that we are moving in a positive direction to meet our cash flow goal for 2003."

        In July, 2003 the Company completed the divestiture of its Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, which resulted in total estimated proceeds of $19.0 million, made up of $16.1 million in cash from Elan Corporation plc and Shire BioChem Inc. plus a potential $2.9 million from market driven milestones over the next several years in addition to royalties on future sales.

        Dr. Barkin continued "The completion of the divestiture of our Canadian marketing and sales unit subsequent to the end of the quarter completes the transformation of DRAXIS to a specialty pharmaceutical company operating in well-defined, focused markets where we have competitive advantages. The recent realignment of our management positions this Company to capitalize on those advantages as we move into the second half of 2003."

Highlights from Management's Discussion and Analysis

Consolidated Operations

  •
  Revenues from continuing operations of $11.8 million and $21.8 million for the quarter and six months ended June 30, 2003 increased 20.9% and 9.6% respectively over 2002, driven by increases in sterile product sales to international markets and radioactive iodine products to the U.S.

  •
  Net income from continuing operations for the quarter was $0.7 million ($0.019 per share) and for the first half was $1.5 million ($0.041 per share), compared to 2002 results of $0.5 million ($0.014 per share) and $1.5 million ($0.041 per share) respectively.

  •
  Earnings before interest, income taxes, minority interest, depreciation and amortization, research and development ("EBITDARD") from continuing operations for the second quarter 2003 improved to $2.4 million from $1.6 million in 2002 and for the first half of 2003 increased to $4.7 million from $4.0 million in 2002. Improvements in the second quarter were due to increased product sales and changes in product mix from new business but were partially offset by lower Anipryl®-related deferred revenue.

  •
  An exclusive license for Europe was granted to CEVA Santé Animale for the marketing and distribution of Anipryl® or the use of approved product claims. Also, authorization was received by the Veterinary Medicines Directorate to market Anipryl® Tablets for dogs in the United Kingdom.

  •
  EBITDARD margin growth in the second quarter of 2003 increased to 20.5% from 16.1% in 2002 and for the first six months was 21.6% in 2003 compared to 20.0% in 2002.

  •
  Cash and cash equivalents at June 30, 2003 totalled $1.9 million as compared with $5.9 million as at March 31, 2003. The decline was related to additional investment in working capital as a result of the ramp up in sales in the second quarter of 2003. The weighted average number of common shares outstanding in the second quarter was 37,098,137, down slightly from the first quarter due to the Company's current share buy-back program which commenced on April 21, 2003.

Radiopharmaceuticals

  •
  Revenues were $3.6 million for the quarter, $1.5 million over the second quarter of 2002, and were $7.9 million for the first six months, $2.7 million ahead of the same period in 2002, driven largely by sales of sodium iodide I-131 products to the U.S.

  •
  EBITDARD was $1.4 million for the quarter, an increase of $1.0 million over the 2002 quarter, and was $3.6 million for the first half of 2003 or double the $1.8 million for 2002, as a result of increased I-131 product sales to the U.S. and the recognition in the first quarter of $1.4 million of previously deferred revenue related to BrachySeed® but partially offset by costs associated with direct sales of BrachySeed® in the U.S.

  •
  EBITDARD margin was 38.0% for the quarter, up substantially from 19.3% for the second quarter 2002 due to improved product mix, particularly the ramp up of sales related to sodium iodide I-131 for the treatment of thyroid cancer and hyperthyroidism following U.S. regulatory approval in January 2003.

  •
  The Phase I safety and dosimetry trial for INFECTON® was successfully completed in Canada, consistent with prior clinical research outside North America coordinated by the International Atomic Energy Agency.

  •
  A marketing and distribution agreement was established with Netherlands-based IDB Benelux for DRAXIMAGE products for the Benelux countries in northern Europe.

  •
  The Company expanded its agreements with Isogenic Sciences Limited, for global rights to proprietary technology related to brachytherapy implants for nominal up-front consideration.

Manufacturing

  •
  John Durham was appointed President of DRAXIS Pharma during the quarter. Mr. Durham brings to DRAXIS over 20 years of pharmaceutical experience, most recently as a General Manager for an international contract manufacturer. Mr. Durham replaced Mr. Jim Garner who held the position of Acting President since September 2002.

  •
  Revenues of $6.8 million for the quarter represented a 14.9% or $0.9 million increase over the revenues in the second quarter of 2002, due largely to the ramp up of commercial production and shipments during the quarter of Hectorol® Injection for Bone Care International and shipments under the GlaxoSmithKline manufacturing agreement, all of which are in the sterile products flow within the facility.

  •
  EBITDA was $0.5 million for the second quarter compared to $0.2 million in the second quarter of 2002. The EBITDA margin for the second quarter was 7.2%, a significant increase compared to the 3.3% margin in the same quarter of 2002.

Subsequent to the end of the quarter:

  •
  On July 2, 2003 the Company announced a five-year agreement with Bristol-Myers Squibb Medical Imaging under which DRAXIMAGE technetium-99m kits, Indium-111 and Xenon radioisotopes will be marketed and distributed exclusively through Bristol-Myers Squibb Medical Imaging in Canada and the balance of radiopharmaceutical products will be marketed on a non-exclusive basis.

  •
  In late July 2003 DRAXIMAGE received Health Canada approval to initiate two Phase II clinical studies of INFECTON®, a novel diagnostic imaging agent for detecting and determining the location of infection in patients with difficult to diagnose signs and symptoms. Enrollment for both Phase II clinical studies is expected to begin in August 2003 and continue into early 2004.

  •
  In late July 2003 the Company received $0.7 million from insurers in settlement of production losses and business interruption that occurred in 2001 when production was delayed as a result of a faulty pump mechanism.

Interim Financial Report

        This release includes by reference the second quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at www.draxis.com in the Investor Relations section under Financial Reports, through SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

        DRAXIS has scheduled a conference call to discuss second quarter 2003 financial results at 10 a.m. (ET) on August 14, 2003. This call can be accessed by dialing 1-800-296-1907 (no access code required) and will also be webcast live with access through the Company's website at www.draxis.com. The conference call will also be available in archived format on the website for 90 days following the conference call.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported sales in 2002 in excess of US$38 million.

        Except for historical information, this news release contains certain forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:
Jerry Ormiston
DRAXIS Health Inc.
Phone: 877-441-1984
Fax: 905-677-5494

Management's Discussion and Analysis of
Financial Condition and Results of Operations

—Quarter Ended June 30, 2003—

        The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2002 and the related discussion and analysis of financial condition and results of operations.

        All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under: "Accounting Matters".

Overview

        DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

        Highlights for the second quarter ended June 30, 2003 include:

  •
  The realignment of the Company's executive management focusing on the core businesses of radiopharmaceuticals and contract manufacturing.

  •
  Solid financial results from continuing operations:

  •
  Revenues of $11.8 million and $21.8 million for the quarter and six months ended June 30, 2003, representing increases over 2002 of 20.9% and 9.6% respectively.

  •
  Earnings before interest, income taxes, minority interest, depreciation and amortization, research and development ("EBITDARD") of $2.4 million and $4.7 million for the quarter and six months ended June 30, 2003, representing increases of 53.6% and 18.2% over 2002.

  •
  EBITDARD margin growth in the second quarter of 2003 to 20.5% from 16.1% in 2002 and to 21.6% for the six month period ended June 30, 2003 from 20.0% in 2002.

  •
  Ramp up of commercial shipments of Hectorol® Injection for Bone Care International, Inc. ("Bone Care International").

  •
  Ramp up of shipments of the new radiotherapeutic kit product (Sodium Iodide I-131) for the treatment of thyroid cancer and hyperthyroidism.

  •
  Ramp up of shipments under the GlaxoSmithKline ("GSK") manufacturing agreement.

        Subsequent to June 30, 2003 the Company announced:

  •
  Completion of divestiture of the Company's Canadian pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica") in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million cash received from Elan Corporation plc ("Elan") in the first quarter of 2003, $9.6 million cash upon closing from Shire BioChem Inc., ("Shire") with a potential of $2.9 million of market driven milestones in the future years. Future royalties are in addition to these figures.

  •
  Extension and expansion of DRAXIMAGE's existing strategic partnership with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada.

  •
  Approval from Health Canada to initiate Phase II Clinical Trials of INFECTON®, DRAXIMAGE's technetium-99m-based radiopharmaceutical for imaging infection.

  •
  Granting of exclusive license for Europe to CEVA Santé Animale ("CEVA") for the marketing and distribution of Anipryl® or the use of approved Anipryl® claims.

  •
  Authorisation from the U.K. Veterinary Medicines Directorate (VMD) to market Anipryl® Tablets for dogs in the United Kingdom.

  •
  Receipt of $0.7 million from the Company's insurers in payment for the business interruption and losses that occurred in 2001 when production was delayed as a result of a faulty pump mechanism.

Consolidated Results of Operations1

	For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
	2003	2002	$ Change	2003	2002	$ Change
	(in thousands of U.S. dollars except share related data) (U.S. GAAP)
Revenues
Product sales	$10,153	$7,652	$2,501	$17,108	$15,752	$1,356
Royalty and licensing	1,612	2,078	(466)	4,735 [2]	4,180	555

	11,765	9,730	2,035	21,843	19,932	1,911
Product gross margin	3,553	1,642	1,911	4,708	3,858	850
% of Product sales revenues	35.0%	21.5%		27.5%	24.5%
Royalty and licensing revenue	1,612	2,078	(466)	4,735 [2]	4,180	555
SG&A	(2,754)	(2,150)	(604)	(4,732)	(4,054)	(678)
% of Product sales revenues	-27.1%	-28.1%		-27.7%	-25.7%

EBITDA[3] (pre-R&D)	2,411	1,570	841	4,711	3,984	727
% of Total revenues	20.5%	16.1%		21.6%	20.0%
R & D	(395)	(405)	10	(689)	(868)	179

EBITDA[3]	2,016	1,165	851	4,022	3,116	906
% of Total revenues	17.1%	12.0%		18.4%	15.6%
Depreciation and amortization	(811)	(698)	(113)	(1,553)	(1,370)	(183)
Financial
—Foreign exchange translation	(265)	(374)	109	(526)	(363)	(163)
—Other	(198)	(37)	(161)	(531)	(99)	(432)
Income tax (provision) recovery	(74)	445	(519)	(219)	146	(365)
Minority interest	55	30	25	336	80	256
Income (loss) from discontinued operations	103	(229)	332	4,307	(425)	4,732

Net income	$826	$302	$524	$5,836	$1,085	$4,751

Net income (loss)
—From continuing operations	$723	$531	$192	$1,529	$1,510	$19
—From discontinued operations	103	(229)	332	4,307	(425)	4,732

	$826	$302	$524	$5,836	$1,085	$4,751

Basic income (loss) per share
—From continuing operations	$0.019	$0.014		$0.041	$0.041
—From discontinued operations	0.003	(0.006)		0.116	(0.012)

	$0.022	$0.008		$0.157	$0.029

1
Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002 discontinued operations no longer include revenues and expenses directly attributable to Alertec®. Information for prior periods has been reclassified to reflect this change.

2
Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

3
Income from continuing operations before depreciation and amortization, interest, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (See Accounting Matters—Non-GAAP Measures)

Comparison of Three and Six Month Periods Ended June 30, 2003 and 2002

        Consolidated revenues for the second quarter of 2003 increased compared to 2002 driven by increased product sales in both the radiopharmaceutical and contract manufacturing businesses, partially offset by lower Anipryl®-related deferred revenue.

        Consolidated revenues from continuing operations for the six month period ended June 30, 2003 increased compared to 2002 due to higher product sales coupled with the recognition of $1,436,000 of deferred revenue related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S. (See Accounting Matters—Termination of BrachySeed® Agreements) in the first quarter of 2002 coupled with higher product sales, partially offset by lower Anipryl®-related deferred revenue.

        Increased product gross margins associated with continuing operations for the second quarter of 2003 are attributable to changes in product mix driven by higher margin new business in both the radiopharmaceutical and contract manufacturing businesses.

        Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the second quarter of 2003 decreased as the impact of increased product sales was partially offset by the costs associated with commencement of direct sales of BrachySeed® in the U.S and costs associated with developing new business.

        Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the six month period ended June 30, 2003 increased as the impact of increased product sales was more than offset with the costs associated with commencement of direct sales of BrachySeed® in the U.S and costs associated with developing new business.

        EBITDARD from continuing operations for the second quarter of 2003 improved compared to 2002 driven by increased product sales and changes in product mix driven by new business, partially offset by lower Anipryl®-related deferred revenue.

        EBITDARD from continuing operations for the six month period ended June 30, 2003 increased compared to 2002 due to increased product sales and changes in product mix driven by new business and with the recognition of $1,436,000 of previously deferred BrachySeed® revenue, partially offset by lower Anipryl®-related deferred revenue.

        EBITDARD from continuing operations, expressed as a percentage of total revenues, improved for the second quarter of 2003 and six month period ended June 30, 2003 driven by changes in product mix associated with new business.

        Research and development expenditures associated with continuing operations for the second quarter of 2003 were unchanged from 2002 and decreased $179,000 for the six month period ended June 30, 2003 compared with 2002.

        Depreciation and amortization expense associated with continuing operations for the quarter and six month period ended June 30, 2003 increased 16.2% and 13.4% respectively over 2002 following the commencement of depreciation charges on completed capital projects in the latter part of 2002.

        Net financial items associated with continuing operations resulted in charges to income of $463,000 compared to $411,000 for the second quarter of 2002 related to the strengthening of the Canadian dollar and increased borrowing costs. Net financial items associated with continuing operations resulted in charges to income of $1,057,000 compared to $462,000 for the six month period ended June 30, 2002 due to foreign exchange translation losses related to the strengthening of the Canadian dollar during the period, the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan and increased borrowing costs.

        Minority interest for the second quarter of 2003 had a positive contribution to net income of $55,000 compared to $30,000 in the second quarter of 2002 related to DPI results. For the six month period ended June 30, 2003, minority interest had a positive contribution to net income of $336,000 compared to $80,000 for 2002, due to losses incurred by DPI in the first quarter of 2002.

        Discontinued operations contributed $103,000 of income in the second quarter of 2003 compared to a loss of $229,000 in 2002 due to improved unit volumes and containment of costs. Discontinued operations contributed $4,307,000 of income for the six month period ended June 30, 2003 compared to a loss of $425,000 in 2002 due to the after-tax gain of the $6.5 million received on the sale of product rights. The tax provision associated with this transaction reduced the Company's deferred tax assets. No cash taxes will be payable as a result of this transaction. (See Corporate Matters—Sale of Discontinued Operations).

        For the second quarter of 2003, the Company recorded an income tax expense at an effective tax rate of 10.0% compared to a recovery for 2002 due to the recognition in the second quarter of 2002 of tax refunds related to the Company's filing of amended U.S. returns for its 1998, 1999 and 2000 taxation years. For the six month period ended June 30, 2003 the Company recorded an income tax expense at an effective tax rate of 15.5% as compared to a recovery of 11.4% in 2002 due to recognition in 2002 of tax refunds related to the Company filing amended U.S. returns for its 1998, 1999 and 2000 taxation years. The Company's effective tax rate varies from period to period depending on the level of income generated from each subsidiary.

        The weighted average number of common shares outstanding in the second quarter of 2003 was 37,098,137, decreased slightly compared with the end of the first quarter due to the Company's share buy-back program which commenced on April 21, 2003.

Radiopharmaceuticals

	For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
	2003	2002	$ Change	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$3,605	$1,989	$1,616	$6,350	$4,981	$1,369
Royalty and licensing	—	112	(112)	1,521	196	1,325

	3,605	2,101	1,504	7,871	5,177	2,694
EBITDA (pre-R&D)	1,371	405	966	3,572	1,756	1,816
% of Revenues	38.0%	19.3%		45.4%	33.9%
R & D	(395)	(405)	10	(689)	(868)	179

EBITDA	976	—	976	2,883	888	1,995
Depreciation and amortization	(206)	(177)	(29)	(395)	(345)	(50)

Income (loss) from operations	$770	$(177)	$947	$2,488	$543	$1,945

        Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed® second generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: Fibrimage®, currently in Phase III, for imaging deep vein thrombosis, Amiscan™, currently in Phase II, for the early diagnosis of acute myocardial infarct and INFECTON® about to commence Phase II clinical development for imaging infection. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

        Highlights in this segment for the second quarter ended June 30, 2003 included:

  •
  Strong financial results:

  •
  Revenues of $3.6 million for the quarter representing an increase of $1.5 million over the second quarter of 2002.

  •
  EBITDARD of $1.4 million representing an increase of $1.0 million over 2002.

  •
  EBITDARD margin of 38.0% for the quarter compared to 19.3% for 2002.

  •
  Ramp up of sales related to sodium iodide I-131 for the treatment of thyroid cancer and hyperthyroidism following U.S. regulatory approval in January 2003.

  •
  Successful completion of Phase I safety and dosimetry trial for INFECTON® in Canada consistent with previous clinical research outside North America coordinated by the International Atomic Energy Agency.

  •
  The establishment of a marketing and distribution agreement with Netherlands-based IDB Benelux for DRAXIMAGE products for the Benelux countries in northern Europe.

  •
  Expansion of the Company's agreements with Isogenic Sciences Limited, for global rights to proprietary technology related to brachytherapy implants for nominal up-front consideration.

        Significant events subsequent to the end of the quarter included the following:

  •
  On July 2, 2003 the Company announced a five year agreement with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada. The agreement provides that DRAXIMAGE technetium-99m kits as well as Indium-111 and Xenon radioisotopes will be distributed exclusively through Bristol-Myers Squibb Medical Imaging in Canada with the balance marketed on a non-exclusive basis.

  •
  On July 31, 2003 the Company announced that it had received Health Canada approval to initiate two Phase II clinical studies of INFECTON®, a novel radiopharmaceutical diagnostic imaging agent for detecting and determining the location of infection in patients with difficult to diagnose signs and symptoms. Enrollment for the two Phase II clinical studies is expected to begin in August 2003 and continue into early 2004.

Comparison of Three and Six Month Period Ended June 30, 2003 and 2002

        Revenues for the radiopharmaceutical segment for the second quarter increased $1,504,000 over 2002 largely driven by sodium iodide I-131 product sales to the U.S.

        Revenues for the radiopharmaceutical segment for the six month period ended June 30, 2003 increased $2,694,000 over 2002 largely driven by sodium iodide I-131 sales to the U.S. in the second quarter of 2003 and by the recognition of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee in the U.S in the first quarter of 2003.

        Shipments of BrachySeed® I-125 to the U.S. and Canada in the second quarter of 2003 increased as compared with the first quarter of 2003 following the termination of agreements with the Company's former U.S. licensee and the establishment of a direct sales strategy.

        The substantial increase in EBITDARD and EBITDARD margin in the current quarter compared to 2002 is largely due to increased product sales driven by sodium iodide I-131 sales to the U.S., partially offset by costs associated with commencement of direct sales of BrachySeed® in the U.S.

        The increase in EBITDARD and EBITDARD margin for the six month period ended June 30, 2003 is driven by sodium iodide I-131 sales coupled with the recognition in income of deferred revenue resulting from the termination of the agreements with the BrachySeed® licensee in the U.S, partially offset by costs associated with commencement of direct sales of BrachySeed® in the U.S.

        Research and development expenditures for this segment were unchanged in the second quarter of 2003 as compared to the same period in 2002. Research and development expenditures for this segment decreased $179,000 for the six month period end June 30, 2003 compared to 2002.

        Depreciation and amortization expense for this segment increased slightly for the second quarter of 2003 and for the six month period ended June 30, 2003 compared to 2002 due to capital projects completed in 2002.

Manufacturing

	For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
	2003	2002	$ Change	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$6,831	$5,943	$888	$11,238	$11,017	$221

EBITDA	494	194	300	(189)	328	(517)
% of Revenues	7.2%	3.3%		-1.7%	3.0%
Depreciation and amortization	(347)	(288)	(59)	(660)	(564)	(96)

(Loss) income from operations	$147	$(94)	$241	$(849)	$(236)	$(613)

        Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of Anipryl® produced for Pfizer Inc. DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

        Highlights in this segment for the second quarter ended June 30, 2003 included:

  •
  Appointment of John Durham as President of DPI. Mr. Durham brings to DPI over 20 years of pharmaceutical experience, most recently as a General Manager for an international contract manufacturer. Mr. Durham replaced Mr. Jim Garner who held the position of Acting President since September 2002.

  •
  Solid financial results:

  •
  Revenues of $6.8 million for the quarter representing an increase of $0.9 million over the second quarter of 2002.

  •
  EBITDA of $0.5 million for the quarter as compared to $0.2 million in 2002.

  •
  EBITDA margin of 7.2% for the quarter compared to 3.3% for 2002.

  •
  Ramp up of commercial production of Hectorol® Injection for Bone Care International.

  •
  Ramp up of commercial production related to the GSK manufacturing agreement.

Comparison of Three and Six Month Periods Ended June 30, 2003 and 2002

        Total revenues for the manufacturing segment in the second quarter of 2003 of $6,831,000 were 14.9% higher than the $5,943,000 established in the same period in 2002 primarily due to ramp up of commercial production of Hectorol® Injection and production under the Company's GSK manufacturing agreement. Revenues for the six month period ended June 30, 2003 were up slightly from 2002.

        EBITDA for this segment increased $300,000 in the second quarter of 2003 compared with 2002. This was the result of the positive impact of increased product sales and changes in product mix driven by new business including the production of Hectorol® Injection and production related to the GSK manufacturing agreement, partially offset by costs associated with developing new business.

        Results for the six month period ended June 30, 2003 were negatively affected by production disruptions early in the first quarter of 2003 in sterile operations due to equipment and related problems which were resolved during the first quarter.

        Depreciation and amortization expense of $347,000 for this segment in the current quarter and $660,000 for the six month period end June 30, 2003 increased 20.5% and 17.0% respectively over the same periods in 2002, following the commencement of depreciation on completed capital projects in late 2002.

Corporate and Other

	For the Three Month Period Ended June 30,			For the Six Month Period Ended June 30,
	2003	2002	$ Change	2003	2002	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales[1]	$(283)	$(280)	$(3)	$(480)	$(246)	$(234)
Royalty and licensing	1,612	1,966	(354)	3,214	3,984	(770)

	1,329	1,686	(357)	2,734	3,738	(1,004)
EBITDA	546	971	(425)	1,328	1,900	(572)
% of Revenues	41.1%	57.6%		48.6%	50.8%
Depreciation and amortization	(258)	(233)	(25)	(498)	(461)	(37)

Income from operations	$288	$738	$(450)	$830	$1,439	$(609)

1
Net of inter-segment sales.

        The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company's business agreements with Pfizer Inc. with respect to Anipryl®; royalties and expenses from GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations. Effective July 22, 2003 revenues and expenses directly related with Alertec® will no longer be included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica (see—Corporate Matters—Sale of Discontinued Operations).

        The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

        Subsequent to the quarter the Company announced the following:

  •
  On July 17, 2003, the Company granted an exclusive license for Europe to CEVA for the marketing and distribution of Anipryl® or the use of approved Anipryl® claims. Under terms of the agreement, CEVA has the right to promote approved Anipryl® indications in Europe in exchange for a percentage royalty on European sales of Anipryl® and/or the use of Anipryl® claims. In addition the Company will receive nominal milestones upon regulatory approval of Anipryl® in the U.K. and subsequent additional jurisdictions within the European Community.

  •
  On July 28, 2003, the Company received authorisation from the U.K. Veterinary Medicines Directorate ("VMD") to market Anipryl® tablets for dogs in the United Kingdom. As a result of the VMD authorization, the Company will now file for regulatory approval of the product in four additional European Union member states and will receive a nominal milestone payment from CEVA.

  •
  Completion of divestiture of DRAXIS Pharmaceutica in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million received from Elan in the first quarter of 2003, $9.6 million upon closing from Shire, with a potential of $2.9 million of market driven milestones in the future years. Future royalties are in addition to these figures.

  •
  Receipt of $0.7 million from the Company's insurers in payment for the business interruption and losses that occurred in 2001 when production was delayed as a result of a faulty pump mechanism.

Comparison of Three and Six Month Periods Ended June 30, 2003 and 2002

        Royalty and licensing revenue in this segment for the second quarter of 2003 of $1,329,000 and $2,734,000 for the six month period ended June 30, 2003 represent decreases of 21.2% and 26.9% respectively as compared to the same period in 2002. The decreases are attributable to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003.

        EBITDA and EBITDA margin decreased in the second quarter of 2003 and for the six month period ended June 30, 2003 due mainly to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003.

        Depreciation and amortization expense in this segment in 2003 was largely unchanged as compared to 2002.

Corporate Matters

Executive Management Team Realignment

        On June 3, 2003 the Company announced the realignment of its executive management to reflect the growing importance of its core operating businesses in Montreal. The significant elements of the realignment which were effective July 1, 2003 are as follows:

  •
  The office of the Chief Financial Officer was located to Montreal and assumed by Mark Oleksiw, previously Director of Finance in Montreal. Mr. Oleksiw has over eight years of experience with an international public accounting firm focusing on U.S and Canadian publicly listed companies mostly in the life science and high technology industries. In addition, Mr. Oleksiw has three years experience in external reporting in the telecommunications industry combined with two years of internal audit experience. Mr. Oleksiw has also lectured for the last seven years at McGill University in the Chartered Accountancy Program and worked closely with the Canadian Institute of Chartered Accountants.

  •
  The departure of Jim Garner as Senior Vice President, Finance and Chief Financial Officer.

  •
  The promotion of Dan Brazier to Senior Vice-President, Corporate Development and Strategic Planning. Mr. Brazier's new responsibilities were in addition to his role since 1998 as President of DRAXIS Pharmaceutica. Mr. Brazier has played an integral role in maintaining the value of the DRAXIS Pharmaceutica division during the lengthy divestiture process of that division. Mr. Brazier has over 23 years of progressive experience in various marketing and sales management positions covering prescription, medical device, over the counter and retail product categories.

  •
  The promotion to Vice-President Finance of Mr. Chien Huang. Mr. Huang provides financial support for a wide range of corporate activities including strategic planning, corporate development and investor relations. Mr. Huang joined DRAXIS in 1998 as Assistant Controller and has served various corporate finance capacities since that time. In addition, Mr. Huang has over eight years of prior experience including positions as a manager of business process re-engineering, senior financial planning and analysis and audit experience with an international accounting firm.

Sale of Discontinued Operations

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's unapproved neurology products from its DRAXIS Pharmaceutica division in exchange for a cash payment of $6.5 million.

        On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire, of substantially all remaining products of the division. The Company has received $9.6 million in cash from Shire and could receive up to $2.9 million in market driven milestones over the next several years. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®. The Company expects to recognize a gain on the transaction in the third quarter, net of transaction and related charges.

Legal Actions

        Since 2000, the Company and its animal health subsidiary Deprenyl Animal Health, Inc. ("DAHI") have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto

Innovations Foundation. One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl®. The second dispute relates to a 1988 contract research agreement under which the University of Toronto is claiming a declaration of ownership and an order for assignment of patents and damages related to certain Anipryl®-related intellectual property. While both claims are at a very preliminary stage and the matters at issue are factually and legally complex, the Company believes that it has good defences to the claims made by the University of Toronto and the University of Toronto Innovations Foundation and considers the claims to be without merit and is vigorously defending itself.

Share Buy-back Program

        On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares at that time. DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003. The bid will end no later than April 20, 2004 or earlier if the Company purchases the maximum allowable number of shares. During most of the second quarter, the Company was not permitted to trade because of insider information related to the Shire transaction. To August 14, 2003, 50,300 shares had been acquired under this program at a weighted average cost of $1.30 per share.

Insurance Proceeds

        On July 28, 2003, DRAXIS received insurance proceeds of $0.7 million in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DPI. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds will be recognized in the third quarter of 2003.

Liquidity and Capital Resources

	June 30, 2003	March 31, 2003	Dec 31, 2002
	(in thousands of U.S. dollars) (U.S. GAAP)
Cash and cash equivalents	$1,904	$5,907	$4,899
Non-financial working capital (net)[1]	$12,659	$7,359	$6,284
Total debt	$13,758	$11,550	$13,610

1
Excluding cash and cash equivalents, bank loan, current portions of deferred revenues, long-term debt and customer deposits.

        Cash and cash equivalents at June 30, 2003 totalled $1,904,000 as compared with $5,907,000 as at March 31, 2003 and $4,899,000 as at December 31, 2002.

        The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at June 30, 2003 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

        Cash flows from continuing operations, before changes in working capital, in the second quarter of 2003, were positive $364,000 as compared to a cash outflow of $1,204,000 in 2002.

        Non-financial working capital increased to $12,659,000 as at June 30, 2003 from $7,359,000 as at March 31, 2003 and $6,284,000 as at December 31, 2002 due to higher inventory and accounts receivable related to the ramp up in sales in the second quarter of 2003.

        Cash flows used in discontinued operations in the second quarter of 2003 were $173,000 as compared to a cash usage of $592,000 in 2002. The improvement in 2003 was largely due to better operating results.

        The Company had $15,527,000 of deferred revenues as at June 30, 2003 compared with $16,441,000 as at March 31, 2003 and $18,994,000 as at December 31, 2002. The decline in 2003 was attributable to amortization during the quarter and the recognition related to the termination of the agreement with the brachytherapy licensee in the U.S. in the first quarter of 2002.

        Deferred revenue amortization, which represents a source of non-cash earnings for the Company, decreased to $1,290,000 in the second quarter of 2003 as compared to $1,602,000 in 2002. The decrease in 2003 was due to the termination of the agreement with the brachytherapy licensee in the U.S. and the elimination of the minimum royalty income related to Anipryl®.

        Capital expenditures of $792,000 in the second quarter of 2003 decreased slightly from $867,000 in 2002. Virtually all capital expenditures in the second quarter of 2003 are attributable to expenditures under DPI's previously announced capital plan.

        The Company did not make any acquisitions in the second quarter of 2003 or during 2002.

        In March 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI's existing shareholders and up to $3,000,000 in debt financing from Investissement Québec. As of June 30, 2003, the maximum amounts of debt and equity have been fully subscribed by DPI's existing shareholders and $1,673,000 of debt financing has been provided by Investissement Québec.

        Total debt at June 30, 2003 increased to $13,758,000 from $11,550,000 at March 31, 2003 and $13,610,000 at December 31, 2002 related to the increase investment in working capital. During the second quarter the Company received financing from Investissement Québec and SGF totalling $947,000 in accordance with previous financing arrangements.

        As at June 30, 2003, the Company's debt was comprised as follows:

  •
  CDN$1,500,000 secured revolving credit facility of which $nil was drawn at June 30, 2003 (DRAXIS Health Inc.);

  •
  CDN$3,500,000 secured revolving credit facility of which $1,537,000 was drawn at June 30, 2003 (DPI);

  •
  $5,811,000 secured bank term loan (DPI);

  •
  $1,673,000 secured subordinated term loan from Investissement Québec (DPI);

  •
  $2,956,000 unsecured subordinated term loan from SGF (DPI); and

  •
  $1,781,000 unsecured subordinated obligation related to the in-licensing of Permax® (DRAXIS Health Inc.).

        The Company was in compliance with all lending covenants for which debt was outstanding as at June 30, 2003.

        Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $nil in the second quarter and for the six month period ended June 30, 2003 compared to $292,000 and $816,000 for the same periods of 2002.

        In the second quarter of 2003, and 2002, the Company did not receive any proceeds from the issuance of treasury shares of DPI. For the six month periods ended June 30, 2003 and 2002 the Company received $365,000 and $267,000 respectively.

Canadian GAAP

        The differences between U.S. and Canadian GAAP which affect net income (loss) for the quarters ended June 30, 2003 and 2002 are summarized in the following table:

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
	(in thousands of U.S. dollars)
Net income as reported under U.S. GAAP	$826	$302	$5,836	$1,085

Continuing operations
Amortization expense, net of tax	(497)	(589)	(1,089)	(1,218)
Other	—	—	—	84

	(497)	(589)	(1,089)	(1,134)

Discontinued operations
Amortization expense, net of tax	(28)	(159)	(192)	(315)
Recovery (provision) for future losses, net of tax	(68)	(1,800)	420	(1,800)
Net gain on disposal of product rights—net of tax	—	—	(3,250)	—

	(96)	(1,959)	(3,022)	(2,115)

Net income (loss) under Canadian GAAP	$233	$(2,246)	$1,725	$(2,165)

Continuing Operations

        Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to acquired research and development.

Discontinued Operations

        Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

        Under Canadian GAAP, the Company has made a provision at the measurement date for future losses from discontinued operations in the second quarter of 2002. No net losses were expected under U.S. GAAP. Accordingly, under Canadian GAAP, operating losses from discontinued operations between the measurement date and the disposal date are charged against the provision.

        Under Canadian GAAP, net gain on disposal of product rights is lower than U.S. GAAP as the costs of licenses for products for which market regulatory approval has not been received are deferred and amortized on a straight-line basis over the relevant period of the related agreement. Whereas under U.S. GAAP, the costs of these licenses are expensed as acquired in-process research and development.

OUTLOOK

        The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica provides the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses. Increased liquidity combined with the senior management realignment will be directed towards achieving the objective of enhancing the value of DRAXIS' core businesses. In addition, the Company will also reduce and/or restructure its existing third party debt arrangements in a manner consistent with best serving the future growth of its core businesses.

        The Company's primary operational focus for 2003 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

        The Company's longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

        DRAXIMAGE is expected to continue to grow in 2003 through increasing sales of existing products in the U.S., introduction of new products into the U.S., including its recently approved and launched Sodium Iodide I-131 kit, as well as expansion into non-North American jurisdictions.

        Sales of BrachySeed® implants are not expected to increase in 2003 at the same rate experienced in 2002. As expected, product sales in the second quarter of 2003 were below those of the same quarter in 2002, following the termination of agreements with the Company's former U.S. BrachySeed® licensee, while alternative direct marketing, sales and distribution strategies for BrachySeed® have been implemented. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®.

        The outlook for EBITDARD margins in the radiopharmaceutical segment in 2003 relative to 2002 is positive as a result of increased new product sales and the reduction of inventory losses related to BrachySeed® Pd-103.

        In 2003 and beyond the Company expects to increase its investment in the development of its radiopharmaceutical product pipeline.

        The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its five innovative radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE's five innovative products under development address substantial unmet market needs and thus has considerable potential, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

        Excluding the potential impact of the five innovative radiopharmaceutical products currently under development, the Company's target is to achieve radiopharmaceutical revenues within the next five years of $30 million to $35 million (representing more than three times its 2002 base) together with improving profitability margins.

        The Company's longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues while managing costs to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow but on average during 2002 was approximately 25% to 35% based on current capabilities.

        In 2003 DPI will also be focused on the successful execution of its three year, $12 million capital plan including the installation of the second lyophilizer, which will triple DPI's current capacity in this highly specialized area.

        The Company's target is to achieve manufacturing revenues within the next five years from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improving profitability margins.

        In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company's radiopharmaceutical and manufacturing businesses.

        In 2003, the Company's Corporate and Other segment is expected to experience a decline in revenues and earnings following the completion of revenue recognition in 2002 associated with a non-recurring Anipryl® payment received in 2001.

        Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2003.

        Capital expenditures in 2003 are expected to increase over 2002 levels due to the execution of DPI's capital plan.

        With the Company's current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2003. Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

        The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

        A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2002 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

        Recognition of Licensing Revenue—License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

        Deferred Tax Assets—Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the three month period ended March 31, 2003 as royalty and licensing revenue.

Discontinued Operations

        Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management's decision in 2002 to retain the Canadian product rights due to uncertainty of being able to attain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica. As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire (see Corporate Matters—Sale of Discontinued Operations).

Recent Accounting Pronouncements

        For a summary of recent accounting pronouncements, see Note 28 to the Company's 2002 consolidated financial statements.

Non-GAAP Measures

        The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.

Forward-Looking Statements

        Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and pricing; the timely development, regulatory approval and market acceptance of the Company's products; and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
REVENUES
Product sales	$10,153	$7,652	$17,108	$15,752
Royalty and licensing	1,612	2,078	4,735	4,180

	11,765	9,730	21,843	19,932

EXPENSES
Cost of goods sold	6,600	6,010	12,400	11,894
Selling, general and administration	2,754	2,150	4,732	4,054
Research and development	395	405	689	868
Depreciation and amortization	811	698	1,553	1,370

	10,560	9,263	19,374	18,186

Operating income	1,205	467	2,469	1,746
Interest expense, net	(463)	(411)	(1,057)	(462)

Income before undernoted	742	56	1,412	1,284
Income taxes	74	(445)	219	(146)
Minority interest	55	30	336	80

Income from continuing operations	723	531	1,529	1,510
Income (loss) from discontinued operations, net of taxes	103	(229)	4,307	(425)

Net income	$826	$302	$5,836	$1,085

Basic income (loss) per share
from continuing operations	$0.019	$0.014	$0.041	$0.041
from discontinued operations	0.003	(0.006)	0.116	(0.012)

	$0.022	$0.008	$0.157	$0.029

Diluted income (loss) per share
from continuing operations	$0.019	$0.014	$0.041	$0.041
from discontinued operations	0.003	(0.006)	0.116	(0.012)

	$0.022	$0.008	$0.157	$0.029

Weighted-average number of shares outstanding
- basic	37,098,137	37,021,601	37,098,412	36,876,494
- diluted	37,098,137	37,895,729	37,098,412	37,573,415

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with U.S. GAAP

(in thousands of U.S. dollars)
(unaudited)

	June 30, 2003	March 31, 2003	December 31, 2002
ASSETS
CURRENT
Cash and cash equivalents	$1,904	$5,907	$4,899
Accounts receivable	8,718	6,177	7,934
Inventories	8,192	7,252	6,134
Prepaid expenses	1,103	507	415
Deferred income taxes, net	1,545	972	990

	21,462	20,815	20,372
Property, plant and equipment, net	30,484	27,777	26,054
Goodwill, net	651	596	556
Intangible assets, net	7,932	7,762	7,724
Other assets	540	564	627
Deferred income taxes, net	12,055	11,656	12,618

	$73,124	$69,170	$67,951

LIABILITIES
CURRENT
Bank loan	$1,537	$534	$884
Accounts payable and accrued liabilities	6,899	7,549	9,189
Current portion of deferred revenues	5,326	5,157	5,142
Current portion of long-term debt	1,833	1,678	2,158
Customer deposits	1,096	2,124	2,314

	16,691	17,042	19,687
Deferred revenues	10,201	11,284	13,852
Long-term debt	10,388	9,338	10,568
Minority interest	4,303	3,967	3,617

	$41,583	$41,631	$47,724

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$60,582	$60,652	$60,652
Additional paid in capital	15,555	15,550	15,550
Employee participation shares; 2,000,000 shares authorized	140	140	140
Less: loans receivable	(140)	(140)	(140)
Deficit	(42,847)	(43,673)	(48,683)
Accumulated other comprehensive loss	(1,749)	(4,990)	(7,292)

	31,541	27,539	20,227

	$73,124	$69,170	$67,951

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Shareholders' Equity
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
Common Stock (Number of Shares)
Balance, beginning of period	37,098,690	36,935,434	37,098,690	36,613,434
Exercise of options	—	128,668	—	450,668
Exercise of employee participation shares	—	17,088	—	17,088
Repurchased for cancellation	(50,300)		(50,300)	—

Balance, end of period	37,048,390	37,081,190	37,048,390	37,081,190

Common Stock
Balance, beginning of period	$60,652	$60,305	$60,652	$59,781
Exercise of options	—	238	—	762
Exercise of employee participation shares	—	54	—	54
Repurchased for cancellation	(70)	—	(70)	—

Balance, end of period	$60,582	$60,597	$60,582	$60,597

Additional Paid In Capital
Balance, beginning of period	$15,550	$15,632	$15,550	$15,476
Stock compensation	—	(72)	—	84
Common shares purchased for cancellation	5	—	5	—

Balance, end of period	$15,555	$15,560	$15,555	$15,560

Employee Participation Shares
Balance, beginning of period	$140	$166	$140	$166
Exercise of employee participation shares	—	(26)	—	(26)

Balance, end of period	$140	$140	$140	$140

Employee Participation Shares—Loans Receivable
Balance, beginning of period	$(140)	$(166)	$(140)	$(166)
Exercise of employee participation shares	—	26	—	26

Balance, end of period	$(140)	$(140)	$(140)	$(140)

Warrants
Balance, beginning of period	$—	$74	$—	$74

Balance, end of period	$—	$74	$—	$74

Deficit
Balance, beginning of period	$(43,673)	$(50,086)	$(48,683)	$(50,869)
Net income	826	302	5,836	1,085

Balance, end of period	$(42,847)	$(49,784)	$(42,847)	$(49,784)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$(4,990)	$(7,674)	$(7,292)	$(7,584)
Other comprehensive income	3,241	1,667	5,543	1,577

Balance, end of period	(1,749)	(6,007)	(1,749)	(6,007)

Total shareholders' equity	$31,541	$20,440	$31,541	$20,440

Comprehensive Income
Foreign currency translation adjustments	$3,241	$1,667	$5,543	$1,577

Other comprehensive income	3,241	1,667	5,543	1,577
Net income	826	302	5,836	1,085

Total comprehensive income	$4,067	$1,969	$11,379	$2,662

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with U.S. GAAP

(in thousands of U.S. dollars)
(unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income from continuing operations	$723	$531	$1,529	$1,510
Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(1,290)	(1,602)	(4,031)	(3,158)
Depreciation and other amortization	811	698	1,553	1,370
Stock compensation	—	(71)	—	85
Deferred income taxes	(118)	(752)	(203)	(845)
Minority interest	(55)	(30)	(336)	(80)
Other	293	22	346	176
Changes in operating assets and operating liabilities
Accounts receivable	(1,823)	1,307	440	(545)
Inventories	(257)	172	(904)	237
Income taxes	(933)	(30)	(796)	(1,328)
Prepaid expenses	(529)	(250)	(589)	(497)
Accounts payable and accrued liabilities	(475)	(263)	(2,849)	(1,227)

	(3,653)	(268)	(5,840)	(4,302)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(670)	(867)	(1,012)	(2,153)
Increase in intangible assets	(122)	—	(122)	(60)
Increase in deferred revenues	96	899	96	899

	(696)	32	(1,038)	(1,314)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank loan	919	—	919	314
Repayment of bank loan	—	(708)	(402)	(708)
Proceeds from long-term debt	947	26	947	1,898
Repayment of long-term debt	(227)	—	(2,542)	(172)
Proceeds from customer deposits	55	178	55	245
Repayment of customer deposits	(1,234)	—	(1,580)	—
Exercise of warrants and options	—	292	—	816
Common shares purchased for cancellation	(65)	—	(65)	—
Issue of common shares by subsidiary to minority interest	—	—	365	267

	395	(212)	(2,303)	2,660

Effect of foreign exchange rate changes on cash and cash equivalents	124	144	8	171

Net cash used in continuing operations	(3,830)	(304)	(9,173)	(2,785)
Net cash (used in) from discontinued operations	(173)	(592)	6,178	(671)

Net decrease in cash and cash equivalents	(4,003)	(896)	(2,995)	(3,456)

Cash and cash equivalents, beginning of period	5,907	3,042	4,899	5,602

Cash and cash equivalents, end of period	$1,904	$2,146	$1,904	$2,146

Additional Information
Interest paid	$258	$73	$456	$151
Income taxes paid	$1,005	$77	$1,018	$1,772

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

1.     Significant Accounting Policies

        These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as accumulated other comprehensive loss.

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2002, other than as noted herein.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2003 and the results of operations and cash flows for the quarter ended June 30, 2003 and 2002.

2.     Accounting Change

        Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards ("SFAS") with respect to Statement No. 142, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

3.     Discontinued Operations

        In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan. On June 4, 2002, the Company announced that it had modified the terms of the proposed sales, primarily by the exclusion of the product rights to Alertec®.

        DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

        The Company is currently engaged in advanced negotiations regarding a possible transaction which would complete the divestiture of DRAXIS Pharmaceutica. As options regarding potential divestiture are explored, the

Company will continue to manage and operate this division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty pharmaceutical contract manufacturing businesses (see Note 7 under Subsequent Events—Sale of Discontinued Operations).

        Pursuant to APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended June 30, 2003 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® and information for prior periods has been reclassified to reflect this change.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
Revenues	$2,036	$1,501	$3,620	$2,865
Operating income (loss) from discontinued operations—net of tax	103	(229)	21	(425)
Net gain on disposal of product rights—net of tax	—	—	4,286	—

Net income (loss) from discontinued operations—net of tax	$103	$(229)	$4,307	$(425)

4.     Deferred Revenue

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place on under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the six month period ended June 30, 2003 as royalty and licensing revenue.

5.     Shareholders' Equity

  (a)    Stock Option Plan

        The following is a summary of common shares issuable pursuant to outstanding stock options:

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
Balance, beginning of period	3,509,109	3,371,444	3,314,109	3,358,444
Increase (decrease) resulting from:
Granted	10,000	45,000	290,000	380,000
Exercised	—	(128,668)	—	(450,668)
Cancelled	—	(43,500)	(5,000)	(43,500)
Expired	(112,000)	—	(192,000)	—

Balance, end of period	3,407,109	3,244,276	3,407,109	3,244,276

  (b)    Stock-based Compensation Costs

        The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
Net income as reported	$826	$302	$5,836	$1,085
Pro forma impact	(212)	(175)	(408)	(339)

Pro forma net income	$614	$127	$5,428	$746

Basic net income per share, as reported	$0.022	$0.008	$0.157	$0.029
Pro forma impact per share	(0.006)	(0.005)	(0.011)	(0.009)

Pro forma net income per share (Basic)	$0.016	$0.003	$0.146	$0.020
Pro forma net income per share (Diluted)	$0.016	$0.003	$0.146	$0.020

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60%-62%	62%-64%	60%-62%	62%-64%
Risk-free interest rate	3.8%-4.0%	5.3%-5.6%	3.8%-4.1%	4.5%-5.6%
Expected option life	5 yrs	5 yrs	5 yrs	5 yrs

6.     Segmented Information

Industry Segmentation

        For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
PRODUCT SALES REVENUES
Radiopharmaceuticals	$3,605	$1,989	$6,350	$4,981
Manufacturing	6,831	5,943	11,238	11,017
Corporate and Other	(283)	(280)	(480)	(246)

	$10,153	$7,652	$17,108	$15,752

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$112	$1,521	$196
Manufacturing	—	—	—	—
Corporate and Other	1,612	1,966	3,214	3,984

	$1,612	$2,078	$4,735	$4,180

TOTAL REVENUES
Radiopharmaceuticals	$3,605	$2,101	$7,871	$5,177
Manufacturing	6,831	5,943	11,238	11,017
Corporate and Other	1,329	1,686	2,734	3,738

	$11,765	$9,730	$21,843	$19,932

SEGMENT INCOME (LOSS)[1]
Radiopharmaceuticals	$976	$—	$2,883	$888
Manufacturing	494	194	(189)	328
Corporate and Other	546	971	1,328	1,900

	$2,016	$1,165	$4,022	$3,116

DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$206	$177	$395	$345
Manufacturing	347	288	660	564
Corporate and Other	258	233	498	461

	$811	$698	$1,553	$1,370

OPERATING INCOME (LOSS)[2]
Radiopharmaceuticals	$770	$(177)	$2,488	$543
Manufacturing	147	(94)	(849)	(236)
Corporate and Other	288	738	830	1,439

	$1,205	$467	$2,469	$1,746

	June 30, 2003	March 31, 2003	December 31, 2002
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$11,979	$10,618	$10,823
Manufacturing	37,391	32,536	30,701
Corporate and Other	23,754	26,016	26,427
	$73,124	$69,170	$67,951

1
Segment income (loss) from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

2
Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
REVENUES[1]
Canada	$5,952	$6,171	$10,733	$12,233
United States	5,744	3,497	10,978	7,581
Other	69	62	132	118

	$11,765	$9,730	$21,843	$19,932

	June 30, 2003	March 31, 2003	December 31, 2002
LONG-LIVED ASSETS[2]
Canada	$39,067	$36,135	$34,334
United States	—	—	—
	$39,067	$36,135	$34,334

1
Revenues are attributable to countries based upon the location of the customer.

2
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

7.     Subsequent Events

Sale of Discontinued Operations

        On July 22, 2003, the Company completed the divestiture of its Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, with the sale to Shire BioChem Inc. ("Shire"), of substantially all remaining products of the division. The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®. The Company expects to recognize a gain on the transaction in the third quarter, net of transaction and related charges.

Insurance Proceeds

        On July 28, 2003, Draxis received insurance proceeds of $700 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds will be recognized in the third quarter of 2003.

8.     Comparative Information

        The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
REVENUES
Product sales	$10,153	$7,652	$17,108	$15,752
Royalty and licensing	1,612	2,078	4,735	4,180

	11,765	9,730	21,843	19,932

EXPENSES
Cost of goods sold	6,600	6,010	12,400	11,894
Selling, general and administration	2,754	2,150	4,732	4,054
Research and development	295	405	589	808
Investment tax credits on research and development	(69)	(106)	(134)	(211)
Amortization	1,435	1,312	2,792	2,593

	11,015	9,771	20,379	19,138

Operating income (loss)	750	(41)	1,464	794
Interest expense, net	(463)	(411)	(1,057)	(462)

Income (loss) before undernoted	287	(452)	407	332
Income taxes	109	(370)	289	25
Minority interest	55	30	336	80

Income (loss) from continuing operations	233	(52)	454	387
Income (loss) from discontinued operations, net of taxes	—	(2,194)	1,271	(2,552)

Net income (loss)	$233	$(2,246)	$1,725	$(2,165)

Basic income (loss) per share
from continuing operations	$0.006	$(0.001)	$0.012	$0.010
from discontinued operations	—	(0.059)	0.034	(0.069)

	$0.006	$(0.060)	$0.046	$(0.059)

Diluted income (loss) per share
from continuing operations	$0.006	$(0.001)	$0.012	$0.010
from discontinued operations	—	(0.059)	0.034	(0.069)

	$0.006	$(0.060)	$0.046	$(0.059)

Weighted-average number of shares outstanding
—basic	37,098,137	37,021,601	37,098,412	36,876,494
—diluted	37,098,137	37,895,729	37,098,412	37,573,415

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with Canadian GAAP

(in thousands of U.S. dollars)
(unaudited)

	June 30, 2003	March 31, 2003	December 31, 2002
ASSETS
CURRENT
Cash and cash equivalents	$1,904	$5,907	$4,899
Accounts receivable	8,718	6,177	7,934
Inventories	8,192	7,252	6,134
Prepaid expenses	1,103	507	415
Future income taxes, net	1,545	972	990

	21,462	20,815	20,372
Property, plant and equipment, net	30,484	27,777	26,054
Goodwill, net	651	596	556
Intangible assets, net	17,883	18,052	23,052
Other assets	540	564	627
Future income taxes, net	10,980	10,626	10,241

	$82,000	$78,430	$80,902

LIABILITIES
CURRENT
Bank loan	$1,537	$534	$884
Accounts payable and accrued liabilities	7,541	8,126	10,254
Current portion of deferred revenues	5,326	5,157	5,142
Current portion of long-term debt	1,833	1,678	2,158
Customer deposits	1,096	2,124	2,314

	17,333	17,619	20,752
Deferred revenues	10,201	11,284	13,852
Long-term debt	10,088	9,338	10,268
Minority interest	4,603	3,967	3,917

	$42,225	$42,208	$48,789

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$50,976	$51,046	$51,046
Contributed surplus	6,553	6,548	6,548
Employee participation shares; 2,000,000 shares authorized	131	131	131
Less: loans receivable	(131)	(131)	(131)
Deficit	(22,496)	(22,729)	(24,221)
Cumulative translation adjustment	4,742	1,357	(1,260)

	39,775	36,222	32,113

	$82,000	$78,430	$80,902

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.
Consolidated Statements of Shareholders' Equity
In Accordance with Canadian GAAP

(in thousands of U.S. dollar)
(unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
Common Stock (Number of Shares)
Balance, beginning of period	37,098,690	36,935,434	37,098,690	36,613,434
Exercise of options	—	128,668	—	450,668
Exercise of employee participation shares	—	17,088	—	17,088
Repurchased for cancellation	(50,300)	—	(50,300)	—

Balance, end of period	37,048,390	37,081,190	37,048,390	37,081,190

Common Stock
Balance, beginning of period	$51,046	$50,699	$51,046	$50,175
Exercise of options	—	238	—	762
Exercise of employee participation shares	—	54	—	54
Repurchased for cancellation	(70)	—	(70)	—

Balance, end of period	$50,976	$50,991	$50,976	$50,991

Contributed Surplus
Balance, beginning of period	$6,548	$6,632	$6,548	$6,476
Stock compensation	—	(72)	—	84
Common shares purchased for cancellation	5	—	5	—

Balance, end of period	$6,553	$6,560	$6,553	$6,560

Employee Participation Shares
Balance, beginning of period	$131	$157	$131	$157
Exercise of employee participation shares	—	(26)	—	(26)

Balance, end of period	$131	$131	$131	$131

Employee Participation Shares—Loans Receivable
Balance, beginning of period	$(131)	$(157)	$(131)	$(157)
Exercise of employee participation shares	—	26	—	26

Balance, end of period	$(131)	$(131)	$(131)	$(131)

Warrants
Balance, beginning of period	$—	$72	$—	$72

Balance, end of period	$—	$72	$—	$72

Deficit
Balance, beginning of period	$(22,729)	$(22,315)	$(24,221)	$(22,396)
Net income (loss)	233	(2,246)	1,725	(2,165)

Balance, end of period	$(22,496)	$(24,561)	$(22,496)	$(24,561)

Cumulative Translation Adjustment
Balance, beginning of period	$1,357	$(1,714)	$(1,260)	$(1,610)
Foreign currency translation adjustments	3,385	1,927	6,002	1,823

Balance, end of period	(4,742)	213	4,742	213
Total shareholders' equity	$39,775	$33,275	$39,775	$33,275

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with Canadian GAAP

(in thousands of U.S. dollars)
(unaudited)

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income (loss) from continuing operations	$233	$(52)	$454	$387
Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(1,290)	(1,602)	(4,031)	(3,158)
Amortization	1,435	1,312	2,792	2,593
Stock compensation	—	(71)	—	85
Future income taxes	(83)	(638)	(133)	(635)
Minority interest	(55)	(30)	(336)	(80)
Other	193	22	246	116
Changes in operating assets and operating liabilities
Accounts receivable	(1,823)	1,307	440	(545)
Inventories	(257)	172	(904)	237
Income taxes	(933)	(30)	(796)	(1,328)
Prepaid expenses	(529)	(250)	(589)	(497)
Accounts payable and accrued liabilities	(475)	(263)	(2,849)	(1,227)

	(3,584)	(123)	(5,706)	(4,052)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(670)	(867)	(1,012)	(2,153)
Increase in intangible assets	(122)	—	(122)	(60)
Increase in deferred revenues	96	899	96	899

	(696)	32	(1,038)	(1,314)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank loan	919	—	919	314
Repayment of bank loan	—	(708)	(402)	(708)
Proceeds from long-term debt	947	26	947	1,898
Repayment of long-term debt	(227)	—	(2,542)	(172)
Proceeds from customer deposits	55	178	55	245
Repayment of customer deposits	(1,234)	—	(1,580)	—
Exercise of warrants and options	—	292	—	816
Common shares purchased for cancellation	(65)	—	(65)	—
Issue of common shares by subsidiary to minority interest	—	—	365	267

	395	(212)	(2,303)	2,660

Effect of foreign exchange rate changes on cash and cash equivalents	55	(1)	(126)	(79)

Net cash used in continuing operations	(3,830)	(304)	(9,173)	(2,785)
Net cash (used in) from discontinued operations	(173)	(592)	6,178	(671)

Net decrease in cash and cash equivalents	(4,003)	(896)	(2,995)	(3,456)

Cash and cash equivalents, beginning of period	5,907	3,042	4,899	5,602

Cash and cash equivalents, end of period	$1,904	$2,146	$1,904	$2,146

Additional Information
Interest paid	$258	$73	$456	$151
Income taxes paid	$1,005	$77	$1,018	$1,772

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with Canadian GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

1.     Significant Accounting Policies

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

        The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. The financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment. For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2002, other than as noted herein.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2003 and the results of operations and cash flows for the quarter ended June 30, 2003 and 2002.

2.     Accounting Changes

  (a)    Goodwill and Other Intangible Assets

        Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Section 3062, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

  (b)    Foreign Currency Translation

        Effective January 1, 2002, the Company adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with no impact on prior periods.

  (c)    Stock-based Compensation Costs

        Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to Section 3870 "Stock-based compensation and other stock-based payments". Under this new standard, which can only be applied prospectively to awards granted after adoption, a fair value must be determined for options at the date of grant and such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied. The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share options plans.

3.     Discontinued Operations

        In January 2002, the Company announced that it had entered into a binding letter of intent (subject to satisfaction of various conditions) to sell DRAXIS Pharmaceutica to Elan. On June 4, 2002, the Company announced that it had modified the terms of the proposed sales, primarily by the exclusion of the product rights to Alertec®.

        DRAXIS received several non-binding offers related to the possible acquisition of DRAXIS Pharmaceutica following the August 2002 announcement that Elan had decided not to proceed with its planned acquisition of this division.

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $1,035 on this transaction.

        The Company is currently engaged in advanced negotiations regarding a possible transaction which would complete the divestiture of DRAXIS Pharmaceutica. As options regarding potential divestiture are explored, the Company will continue to manage and operate this division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty pharmaceutical contract manufacturing businesses (see Note 7 under Subsequent Events—Sale of Discontinued Operations).

        Pursuant to the CICA recommendation, Section 3475: "Discontinued Operations", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended June 30, 2003 and all comparative periods presented have been restated. In the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations no longer include revenues and expenses directly attributable to Alertec® and information for prior periods has been reclassified to reflect this change.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
Revenues	$2,036	$1,501	$3,620	$2,865
Operating (loss) income from discontinued operations—net of tax	68	(394)	(184)	(752)
Net gain on disposal of product rights—net of tax	—	—	1,035	—
Recovery (provision) for future losses—net of tax	$(68)	$(1,800)	$420	$(1,800)

Net income (loss) from discontinued operations—net of tax	$—	$(2,194)	$1,271	$(2,552)

4.     Deferred Revenue

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S was effectively terminated with no further transactions taking place on under the agreement. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the six month period ended June 30, 2003 as royalty and licensing revenue.

5.     Shareholders' Equity

  (a)    Stock Option Plan

        The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
Balance, beginning of period	3,509,109	3,371,444	3,314,109	3,358,444
Increase (decrease) resulting from:
Granted	10,000	45,000	290,000	380,000
Exercised	—	(128,668)	—	(450,668)
Cancelled	—	(43,500)	(5,000)	(43,500)
Expired	(112,000)	—	(192,000)	—

Balance, end of period	3,407,109	3,244,276	3,407,109	3,244,276

  (b)    Stock-based Compensation Costs

        The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
Net income as reported	$233	$(2,246)	$1,725	$(2,165)
Pro forma impact	(114)	(49)	(220)	(90)

Pro forma net income	$119	$(2,295)	$1,505	$(2,255)

Basic net income per share, as reported	$0.006	$(0.060)	$0.046	$(0.059)
Pro forma impact per share	(0.003)	(0.001)	(0.006)	(0.002)

Pro forma net income per share (Basic)	$0.003	$(0.061)	$0.040	$(0.061)
Pro forma net income per share (Diluted)	$0.003	$(0.061)	$0.040	$(0.061)

Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	60%-62%	62%-64%	60%-62%	62%-64%
Risk-free interest rate	3.8%-4.0%	5.3%-5.6%	3.8%-4.1%	4.5%-5.6%
Expected option life	5 yrs	5 yrs	5 yrs	5 yrs

6.     Segmented Information

Industry Segmentation

        For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
PRODUCT SALES REVENUES
Radiopharmaceuticals	$3,605	$1,989	$6,350	$4,981
Manufacturing	6,831	5,943	11,238	11,017
Corporate and Other	(283)	(280)	(480)	(246)

	$10,153	$7,652	$17,108	$15,752

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$112	$1,521	$196
Manufacturing	—	—	—	—
Corporate and Other	1,612	1,966	3,214	3,984

	$1,612	$2,078	$4,735	$4,180

TOTAL REVENUES
Radiopharmaceuticals	$3,605	$2,101	$7,871	$5,177
Manufacturing	6,831	5,943	11,238	11,017
Corporate and Other	1,329	1,686	2,734	3,738

	$11,765	$9,730	$21,843	$19,932

SEGMENT INCOME (LOSS)[1]
Radiopharmaceuticals	$1,145	$106	$3,117	$1,159
Manufacturing	494	194	(189)	328
Corporate and Other	546	971	1,328	1,900

	$2,185	$1,271	$4,256	$3,387

AMORTIZATION
Radiopharmaceuticals	$320	$281	$616	$550
Manufacturing	347	288	660	564
Corporate and Other	768	743	1,516	1,479

	$1,435	$1,312	$2,792	$2,593

OPERATING INCOME (LOSS)[2]
Radiopharmaceuticals	$825	$(175)	$2,501	$609
Manufacturing	147	(94)	(849)	(236)
Corporate and Other	(222)	228	(188)	421

	$750	$(41)	$1,464	$794

	June 30, 2003	March 31, 2003	December 31, 2002
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$14,223	$12,650	$12,899
Manufacturing	37,391	32,536	30,701
Corporate and Other	30,386	33,244	37,302
	$82,000	$78,430	$80,902

1
Segment income (loss) from continuing operations before amortization, interest, income taxes and minority interest.

2
Segment income (loss) from continuing operations before interest, income taxes and minority interest.

Geographic Segmentation

	For the Three Month Period Ended June 30,		For the Six Month Period Ended June 30,
	2003	2002	2003	2002
REVENUES[1]
Canada	$5,952	$6,171	$10,733	$12,233
United States	5,744	3,497	10,978	7,581
Other	69	62	132	118

	$11,765	$9,730	$21,843	$19,932

	June 30, 2003	March 31, 2003	December 31, 2002
LONG-LIVED ASSETS[2]
Canada	$41,784	$38,665	$41,378
United States	7,234	7,760	8,284
	$49,018	$46,425	$49,662

1
Revenues are attributable to countries based upon the location of the customer.

2
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

7.     Subsequent Events

Sale of Discontinued Operations

        On July 22, 2003, the Company completed the divestiture of its Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, with the sale to Shire BioChem Inc. ("Shire"), of substantially all remaining products of the division. The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®. The Company expects to recognize a gain on the transaction in the third quarter, net of transaction and related charges.

Insurance Proceeds

        On July 28, 2003, DRAXIS received insurance proceeds of $700 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the income statement when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds will be recognized in the third quarter of 2003.

8.     Comparative Information

        The Company has reclassified certain prior period's information to conform with the current presentation format.

QuickLinks

DRAXIS Health Reports Second Quarter Results
Revenues up 21%; net income $0.02 per share
FINANCIAL HIGHLIGHTS (thousands of U.S. dollars except per share amounts and in accordance with U.S. GAAP) (unaudited)
Financial Tables Attached
Management's Discussion and Analysis of Financial Condition and Results of Operations
—Quarter Ended June 30, 2003—